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October 28, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Farmer Bros. Co. Preliminary Proxy Statement on Schedule 14A filed by Carol Farmer Waite et al. Filed October 20, 2016 File No. 1-34249

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 27, 2016 (the “Staff Letter”), with regard to the above-referenced matter filed on October 20, 2016 (the “Proxy Statement”). We have reviewed the Staff Letter with our client, Carol Farmer Waite and the other participants in its solicitation (collectively, “Save Farmer Bros.”), and provide the following responses on Save Farmer Bros. behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement

1.	Disclosure in the proxy statement indicates that Save Farmer Bros. are the beneficial owners of an aggregate of 4,437,584 shares of common stock of the Company, representing approximately 26.4% of shares outstanding. It is our understanding that Save Farmer Bros. includes 21 trusts for which either Jeanne Farmer Grossman or Richard F. Farmer, Ph.D. serves as co-trustee with Ms. Waite and that collectively, these trusts hold 2,477,728, or approximately 65%, of the shares that Save Farmer Bros. claims to represent. It is also our understanding that neither Ms. Grossman nor Dr. Farmer has expressed an intention to join Ms. Waite or Save Farmer Bros. For example, we note that on October 4, 2016, Dr. Farmer, co-trustee of trusts holding 2,180,660 shares, publicly expressed his confidence in the Board and management team and his intentions to support the Board’s director nominees at the annual meeting. Furthermore, it is our understanding that under California law, which governs the trusts, and Delaware General Corporation Law, Ms. Waite does not have the power to direct the voting of all of the 2,477,728 shares, particularly in light of the notice provided by Dr. Farmer to the Company’s secretary pursuant to section 217(b) of the Delaware General Corporation Law. It is our understanding that such notice directed the Company’s secretary that the shares over which Dr. Farmer is co-trustee should be voted only with the unanimous consent of the co-trustees and also stipulated that if for any reason it is determined that any of the applicable shares are to be voted without the unanimous consent of the co-trustees, then at least 50% of the applicable shares should be voted only as directed by Dr. Farmer. In light of above, disclosure in the proxy statement appears to overstate the voting power of Farmer Bros. Please revise the disclosure to clarify the actual voting power of Save Farmer Bros. and further revise the disclosure to eliminate the implication that holders of 26.4% of the Company’s common stock disapprove of current leadership and support the Save Farmer Bros.’ director nominees.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 28, 2016

Save Farmer Bros. acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the cover letter to shareholders and pages 2, 3 and 17 of the Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, page 14

2.	The third paragraph of this section states that “[a]ccordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.” The second paragraph of the same section states that “[s]hares represented by ‘broker non-votes’ also are not counted as present and entitled to vote for purposes of determining a quorum.” Please reconcile these two statements. In addition, as disclosed in the Company’s proxy statement, broker non-votes will not be considered as present and entitled to vote on any matter at the Annual Meeting and, accordingly, will not be counted as present for the purpose of determining a quorum, since the meeting will involve a contested election. Please revise the disclosure accordingly.

Save Farmer Bros. acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 14 of the Proxy Statement.

Votes Required for Approval, page 15

3.	Disclosure on page 15 indicates that the vote required for the ratification of the Company’s auditors and the advisory vote on executive compensation is the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting. It appears from the Company’s proxy statement that the actual voting standard is the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereat. Please revise the disclosure accordingly.

October 28, 2016

Save Farmer Bros. acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

Proxy Card

4.	Please confirm the card will be finalized to reflect Save Farmer Bros. specific recommendations with respect to Proposals 2 and 3.

Save Farmer Bros. acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the proxy card attached to the Proxy Statement.

*     *     *     *     *

October 28, 2016

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman
Andrew Freedman

cc:	Carol Farmer Waite Suzanna Waite

October 28, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the proxy soliciting materials on Schedule 14A filed by the undersigned on October 20, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.
•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.
•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

October 28, 2016

1964 Jeanne Ann Farmer Grossman Trust	1964 Carol Lynn Farmer Waite Trust

1964 Richard Francis Farmer Trust	1964 Roy Edward Farmer Trust

1969 Carol Lynn Farmer Waite Trust	1969 Jeanne Ann Farmer Grossman Trust

1969 Roy Edward Farmer Trust	1969 Roy F Farmer Trust

1969 Emily Marjorie Farmer Trust	1969 Richard Francis Farmer Trust

1972 Carol Lynn Farmer Waite Trust	1972 Jeanne Anne Farmer Grossman Trust

1972 Roy Edward Farmer Trust	1972 Roy F Farmer Trust

1972 Emily Marjorie Farmer Trust	1972 Richard Francis Farmer Trust

1987 Roy F Farmer Trust I	1987 Roy F Farmer Trust II

1987 Roy F Farmer Trust III	1987 Roy F Farmer Trust IV

1988 Roy F Farmer Trust I

Farmer Insurance Trust	1984 Jonathan Michael Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Co-Trustee

Carol L Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

October 28, 2016

2012 Grossman Irrevocable Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite
Individually and as attorney-in-fact for Suzanna Waite, Austin Waite, Emily Waite, Jonathan Waite (individually and as Trustee for the 2012 Waite Irrevocable Trust), Brynn Grossman, Brett Grossman, Scott Grossman, Tom Mortensen, John Samore, Jr., and Jennifer Gonzalez-Yousef